THIRD  PROSPECTUS  SUPPLEMENT                 Filed  Pursuant to Rule  424(b)(3)
(to Prospectus dated May 19, 2000)            Registration No. 333-32816



                                2,827,273 Shares

                                AUTHORISZOR INC.
                                  Common Stock
                                 $.01 par value

                          -----------------------------


          This third prospectus supplement supplements and amends the prospectus dated May 19, 2000, the first prospectus supplement dated August 24, 2000 and the second prospectus supplement dated November 14, 2000, relating to 2,827,273 shares of the common stock, par value $.01, of Authoriszor Inc., that may be offered and sold from time to time by certain of our stockholders. Unless the context otherwise requires, "Authoriszor," the "Company," "we," "our," "us" and similar expressions refers to Authoriszor Inc. and its predecessors, but not to the selling stockholders. "Selling stockholders" refers to the stockholders identified under the caption "Plan of Distribution; Selling Stockholder", contained in the first prospectus supplement dated August 24, 2000.

          Our common stock is traded on the Nasdaq National Market under the symbol "AUTH." On January 29, 2001, the closing price for our common stock on the Nasdaq National Market was $2.59.

          We will receive none of the proceeds from the sale of the common stock offered by the selling stockholders. We will pay for expenses of preparing and filing the registration statement, the prospectus, the first prospectus supplement, the second prospectus supplement, the third prospectus supplement and all other prospectus supplements. The selling stockholders will pay all selling and other expenses that they incur.

          The prospectus, together with the first prospectus supplement, the second prospectus supplement and this prospectus supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act with respect to offers and sales of the shares of common stock. All references in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)".

          YOU SHOULD READ THE PROSPECTUS, THE FIRST PROSPECTUS SUPPLEMENT, THE SECOND PROSPECTUS SUPPLEMENT AND THIS PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 4 OF THE PROSPECTUS.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------


           The date of this Prospectus Supplement is January 30, 2001.

          This prospectus is hereby amended to reflect in its entirety the resignation, effective January 31, 2001, of Richard A. Langevin as our President, Chief Executive Officer and Interim Chief Financial Officer, and as a member of the Board of Directors. This prospectus is further amended in its entirety to reflect that, as a result of the resignation of Mr. Langevin, Paul Ayres, currently the Managing Director of Authoriszor Ltd., was appointed by our Board as our President and Chief Executive Officer and Andrew Cussons, currently the Finance Director of Authoriszor Ltd., was appointed by the Board as our Chief Financial Officer. This prospectus is further amended to reflect in its entirety that the Board of Directors has appointed Mr. Ayres and Mr. Cussons to our Board of Directors. Each of the foregoing appointments is effective January 31, 2001

          The section of this prospectus entitled "Management" is amended to reflect the following information with respect to Paul Ayres and Andrew Cussons and other members of management of our Company.

Management

          The information concerning Paul Ayres is contained in the second supplement to the prospectus and is incorporated by reference herein as the information contained therein with respect to Mr. Ayres remains substantially accurate.

          ANDREW CUSSONS was appointed Financial Director and Secretary of Authoriszor Ltd., and Finance Director of Authoriszor Holdings Ltd., both wholly-owned subsidiaries of the Company, in January 2000. Prior to joining Authoriszor Ltd., Mr. Cussons was Finance Director and Secretary for Meta4Systems, a firm specializing in engineering systems integration, from 1998 until joining the Company. From 1996 until 1998, Mr. Cussons was employed by
Cadhouse Systems Ltd., a Manchester, England based engineering software business, as the Finance Director and Secretary. Prior to 1996, Mr. Cussons was the proprietor of Churchgate Consulting Ltd. Mr. Cussons has a degree in Economics from Manchester University and is a Chartered Accountant.

          Mr. Cussons beneficially owns 9,300 shares of our common stock which he purchased in a series of open market transactions prior to his employment with us. In addition, we have granted Mr. Cussons a stock option to acquire 100,000 shares of our common stock at an exercise price of $6.75 per share in accordance with the Authoriszor Inc. 1999 Stock Option Plan. These options vest up to 25% per year annually beginning on January 1, 2001, assuming that Mr. Cussons is employed by the Company on each respective vesting date. The options terminate on January 1, 2008.

In addition, our Board of Directors made the following announcements with respect to certain management changes:

o James L. Jackson will resign from his position as Chairman of the Board of Authoriszor Ltd. and from his position as our Vice President and Secretary, effective January 31, 2001. Andrew Cussons will assume the role of Secretary of the Company; and

o Ian McNeill stepped down from his position as Chairman of the Board of Authoriszor Holdings Ltd. and will continue as an active consultant to our Board of Directors. Mr. McNeill will be replaced by Geoff Shingles, a current member of our Board of Directors.

          This prospectus is hereby amended to include the following description at the beginning of the section entitled "Employment Contracts, Termination of Employment and Change-in-Control Agreements":

Employment Contracts, Termination of Employment and Change-in-Control Agreements

          On January 31, 2001, Richard A. Langevin resigned his position as the President, Chief Executive Officer and Interim Chief Financial Officer of Authoriszor Inc., and his position as director on the Board of Directors of our Company. In addition, Mr. Langevin resigned from the various officer and director positions he held in certain of our affiliate companies, including our wholly owned subsidiaries, Authoriszor Holdings Corporation, Authoriszor U.S. Corporation and Authoriszor Holdings Limited. In connection with such resignation, we have entered into a Severance and Release Agreement, dated January 31, 2001 with Mr. Langevin.

          The following are the material  terms and  conditions of the Severance
Agreement:

o We are obligated to pay Mr. Langevin the following sums of money in connection with the Severance Agreement on January 31, 2001:

o $19,791.67, minus applicable withholdings for federal and state income tax, FICA, and any other withholdings required by federal, state or local law, which payment reflects salary and bonus earned through January 31, 2001;

o $450,000.00, minus applicable withholdings for federal and state income tax, FICA, and any other withholdings required by federal, state or local law, which payments reflect a severance payment equal to two years of salary;

o $31,250.00, minus applicable withholdings for federal and state income tax, FICA, and any other withholdings required by federal, state or local law, for purposes of Mr. Langevin's October to December bonus for the year 2000; and

o $23,958.00, minus applicable withholdings for federal and state income tax, FICA, and any other withholdings required by federal, state or local law, reflecting payment for Mr. Langevin's accrued but unused vacation time during the year 2000.

o On January 31, 2002, we are obligated to pay Mr. Langevin the sum of $250,000.00, minus applicable withholdings, as an additional severance payment equal to Mr. Langevin's bonus compensation for a two year period. However, this bonus payment will be placed in an interest bearing escrow account on January 31, 2001 with instructions to release such funds to Mr. Langevin on January 31, 2002. As a condition to the payment of the funds herein, Mr. Langevin must comply with the terms and conditions of the Severance Agreement and shall have not revoked his releases and waivers under the Age Discrimination in Employment Act. All interest earned on the funds held in the escrow account will be retained by us.

o The Company and Mr. Langevin entered into a Stock Option Agreement, dated as of January 31, 2001. The Severance Agreement provides that all stock option agreements for which Mr. Langevin is not vested as of the date of January 31, 2001 are rescinded and declared null and void and replaced by this stock option agreement. The new stock option agreement provides Mr. Langevin with an option to purchase 200,000 shares of our common stock exercisable in increments of (i) 100,000 shares exercisable beginning on January 31, 2001, and (ii) 100,000 shares exercisable beginning on January 31, 2002, all at an exercise price of $6.75 per share. Neither the Severance Agreement nor the new stock option agreement affects Mr. Langevin's rights to options granted under prior stock option agreements and which were vested as of the date of the Severance Agreement.

o Mr. Langevin has elected to reinstate and continue in accordance with the terms of the Employer's medical plan and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, ("COBRA"), and we have agreed to pay on behalf Mr. Langevin, the applicable premium which is required to reinstate and continue such group medical coverage, but only to the extent such coverage was in effect on the date immediately prior to Mr. Langevin's resignation date. We will continue such premium payments until the earlier of the following: (i) the first date that Mr. Langevin becomes eligible for medical coverage under any other group medical plan; (ii) the date Mr. Langevin elects to discontinue medical coverage for himself and his dependents; (iii) the first date that Mr. Langevin is no longer otherwise eligible for coverage under COBRA, as determined by us; and (iv) the first anniversary of Mr. Langevin's resignation date.

o In consideration of the payment of the above described sums of money and the issuance of the options to purchase shares of our common stock, Mr. Langevin agreed to release and waive any and all claims against us and our subsidiaries with respect to and including, without limitation, any claim relating the Employment Agreement, dated as of January 1, 2000 between Mr. Langevin and us, any claim under state or federal law which provides for civil remedies for the enforcement or rights arising out of the employment relationship, any claims for unpaid or withheld wages, and any claims sounding in contract, tort or otherwise; provided, however, that Mr. Langevin remains subject to certain provisions in his prior Employment Agreement relating to non-competition, non-disclosure and non-solicitation provisions.

o The Severance Agreement also provides that Mr. Langevin is required to return all of our proprietary material, including notes, records, reports and such other items obtained by him during the course of his employment. In addition, Mr. Langevin is required to return the vehicle provided to him by us. We have permitted the utilization by Mr. Langevin, at Mr. Langevin's own expense, of a certain third-party executive recruiting firm.

o The Severance Agreement contains a provision allowing Mr. Langevin to revoke his acceptance of the releases and waivers contained in the Severance Agreement with respect to the Age Discrimination in Employment Act after he signs it for a period of seven days following his resignation from the Company on January 31, 2001. However, the payment in the amount of $250,000.00 shall be paid to Mr. Langevin no sooner than the expiration of the seven day period with respect to any releases and waivers in the Severance Agreement under the Age Discrimination in Employment Act. Any revocation by Mr. Langevin in accordance with such provisions, however, shall not affect the enforceability of any other provision of the Severance Agreement, and all other provisions, releases, waivers, and payments under the Severance Agreement shall remain enforceable.